As filed with the Securities and Exchange Commission on June 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 33-96816

A.  Full title of the plan and the address of the plan:

Central Garden & Pet Company Investment Growth Plan
3697 Mt. Diablo Boulevard
Lafayette, California 94549

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Central Garden & Pet Company
3697 Mt. Diablo Boulevard
Lafayette, California 94549

REQUIRED INFORMATION

1.    Financial statements filed as a part of this annual report: Report of Deloitte & Touche LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Supplemental Information (Modified Cash Basis) as of December 31, 2001 and 2000, Audited Statement of Changes in Net Assets Available for Benefits, With Supplemental Information (Modified Cash Basis) for the Year Ended December 31, 2001, and Notes to Financial Statements for the Year Ended December 31, 2001.

2.    Exhibit filed as part of this annual report: Exhibit 23 – Consent of Deloitte and Touche LLP, independent auditors.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 28, 2002	By:	/s/ KRISS SCHICK
Kriss Schick Director of Benefits and Compensation

CENTRAL GARDEN &
PET COMPANY
INVESTMENT GROWTH PLAN

Financial Statements (Modified Cash Basis) as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule as of December 31, 2001, and Independent Auditors’ Report

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants
Central Garden & Pet Company
Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

San Francisco, California
June 20, 2002

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:
Investments at fair value:
Mutual funds	$23,174,793	$26,089,128
Common stock	2,304,538	2,447,614
Participant loans	946,040	1,096,106

Total	26,425,371	29,632,848

Investments at contract value:
Investment contract with insurance company	12,426,377	11,665,059

Total investments	38,851,748	41,297,907

NET ASSETS AVAILABLE FOR BENEFITS	$38,851,748	$41,297,907

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Investment income (loss):
Net depreciation in fair value of investments	$(3,364,852)
Interest and dividend income	948,065

Total investment loss, net	(2,416,787)

Contributions:
Employer	834,265
Participant	3,786,813

Total contributions	4,621,078

Net additions	2,204,291

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	4,645,335
Fees	5,115

Total deductions	4,650,450

NET DECREASE	(2,446,159)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	41,297,907

End of year	$38,851,748

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1.	PLAN DESCRIPTION

The following brief description of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan sponsored by Central Garden & Pet Company (the “Company”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

Contributions—Participants of the Plan can elect to defer pretax contributions between 1% and 15% of compensation, up to a maximum of $10,500 in 2001, as allowed by the IRC.

For the year ended December 31, 2000, the Company made a matching contribution equal to 25% of the first 6% of compensation contributed to the Plan. The Company’s matching contribution for the year ended December 31, 2000 was made in 2001, and consisted of $834,265 in cash. The Company did not elect to contribute a discretionary profit sharing contribution for year ended December 31, 2000.

For the year ended December 31, 2001, the Company made a matching contribution equal to 25% of the first 8% of compensation contributed to the Plan. The Company’s matching contribution for the year ended December 31, 2001 was paid in 2002, and consisted of $701,042 in cash. The Company did not elect to contribute a discretionary profit sharing contribution for year ended December 31, 2001.

Vesting—Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company matching contributions, plus any earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of the Plan’s investment income and/or losses, and the Company’s contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested account.

Participant Loans—Participant loans are available to active employees for up to 50% of an employee’s account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed only one outstanding loan at a time. Loans are secured by the participant’s account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined by the Plan administrator.

Payment of Benefits—Upon termination of service for any reason, including death and disability, participants with vested account values of less than $5,000 will be required to receive a lump-sum distribution of such amounts. If the value of the vested portion of the accounts exceeds $5,000, the terminated participant can elect to receive his or her distribution immediately or at any time prior to attaining the normal retirement age as defined by the plan (age 65). When a participant attains the normal retirement age, the participant can withdraw all or any portion of his or her accounts under the plan without restriction.

Forfeitures—Forfeitures are used to reduce future Company matching contributions. Total forfeitures during 2001 were $40,735.

Plan Termination—Although it has not expressed any intent to do so, the Company may completely discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, each Plan participant will become fully vested in his or her account.

Tax Status—The Plan obtained its latest determination letter on June 4, 2002, in which the Internal Revenue Service stated that the Plan, including all amendments made through December 31, 2001, was in compliance with the applicable requirements of the IRC. The Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the modified cash basis under which certain revenues are recognized when received, disbursements are recognized when made and contributions are recorded as received. Additionally, investments are reflected at fair value. Accordingly, the financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. The benefit responsive investment contract is stated at contract value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at the unpaid principal balance, which approximates fair value.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and 2000, are separately identified in the following table:

	2001		2000
	Value	Number of Shares	Value	Number of Shares
Aetna Fixed Account	$12,426,377	N/A	$11,665,059	N/A
Aetna Index Plus Large Cap Fund	8,173,658	559,074	10,597,619	617,937
Aetna Growth and Income Fund	3,179,209	315,711	4,663,531	375,486
Pioneer Equity Income Fund	2,667,578	103,435	2,217,931	79,696
Central Garden & Pet Company Common Stock Fund*	2,304,538	315,375	2,447,614	356,017
Janus Balanced Fund	2,452,152	124,919	—	—

*	Nonparticipant-directed

During the year ended December 31, 2001, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $3,364,852 as follows:

Mutual funds	$3,928,493
Common stock	(563,641)

Total	$3,364,852

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan’s nonparticipant-directed investments consist entirely of Central Garden & Pet Company common stock. The fair market value of such investments was $2,304,538 and $2,447,614 at December 31, 2001 and 2000, respectively. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2001 is as follows:

Contributions	$246,745
Net appreciation in fair market value	563,641
Benefits paid to participants	(329,656)
Transfers to participant-directed investments	(623,548)
Fees and other expenses	(258)

Total	$(143,076)

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2000, the Plan began offering the Aetna Fixed Account, a benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2001 and 2000, participants of the Plan had $12,426,377 and $11,665,059 invested in this fund.

Aetna Financial Services (“Aetna”) maintains the contributions to this fund in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates was approximately 5.63% for 2001. The crediting interest rate is determined on a monthly basis by an actuarial formula as designated by Aetna. The crediting interest rate is subject to a guaranteed minimum floor as defined on an annual basis by Aetna. The floor rate is currently set at 4.95%

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments include Central Garden & Pet Company common stock and Aetna Investment Funds, representing party-in-interest transactions that qualify as exempt prohibited transactions.

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CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Identity	Description	Number of Shares	Current Value
Central Garden & Pet Company Stock Fund(1)(2)(3)	Common stock	315,375	$2,304,538
Aetna Investment Funds:(1)
Fixed Account	Investment contract with insurance company, minimum interest at 5.1%, matures December 31, 2001	N/A	12,426,377
Money Market Fund	Money market account	26,343	26,342
Governmental Fund	Mutual fund	9,414	96,302
Ascent Fund	Mutual fund	4,432	44,539
Crossroads Fund	Mutual fund	1,813	18,471
Legacy Fund	Mutual fund	18,345	176,846
Growth and Income Fund	Mutual fund	315,711	3,179,209
Index Plus Large Cap Fund	Mutual fund	559,074	8,173,658
Small Company Fund	Mutual fund	134,335	1,912,926
International Fund	Mutual fund	127,770	991,494
Pioneer Equity Income Fund	Mutual fund	103,435	2,667,578
INVESCO Dynamics Fund	Mutual fund	71,312	1,136,002
Janus Balanced Fund	Mutual fund	124,919	2,452,152
Massachusetts Investors Growth Fund	Mutual fund	63,763	821,901
Oppenheimer High Yield Fund	Mutual fund	30,090	286,754
Oppenheimer Main Street Growth and Income Fund		8,858	287,882
Oppenheimer Global Fund	Mutual fund	19,318	902,737
Participant Loans(1)	360 loans, bearing interest at 7.0% to 10.5%, maturing through 2011	N/A	946,040

TOTAL INVESTMENTS			$38,851,748

(1)	Party-in-interest, as defined by ERISA.
(2)	Nonparticipant-directed
(3)
The Plan has not disclosed the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.